Exhibit 11.1                      Statement re: Computation of Per Share Earnings

Net loss as at May 31, 2013	$ 48,834

Average number of shares outstanding since inception (i)	71,554,770

Net loss per share for the period ended May 31, 2013	$ (0.00)

The Company has not issued any stock options, warrants or rights as at May 31, 2013 nor does it intend to do so in the immediate future.

There have been no shares issued subsequent to May 31, 2013